Exhibit 99.1

2007 CONSOLIDATED MANAGEMENT REPORT

ALTADIS GROUP

1.              BUSINESS PERFORMANCE AND SITUATION OF THE GROUP

1.1.         Earnings and sales

In 2007 Altadis demonstrated its ability to continue generating considerable organic growth on the foundation of its increasingly consolidated strategic businesses.  With brands such as Gauloises, Fortuna, Gitanes, Ducados, Balkan Star and Marquise, the Company ranks among the major European cigarette manufacturing and sales groups and as the leading cigar maker and seller in the world. The Group is also the market leader in distribution of tobacco and many other products and documents in Spain, France, Portugal, Italy and Morocco, and provides logistics services to over 510,000 points of sale.

Apart from the strong operating results obtained during the year, 2007 has been marked by two key events in the corporate structure of the Company:

•                  In February, Altadis announced that it was reorganising its corporate structure toward a more rational organisation with a view to improving its financial resources, tax base and distributable reserves. As part of this strategy, the Group spun off the French logistics activities of the Seita tobacco operations to a new subsidiary company, Altadis Distribution France (ADF). This company is currently operational. Although ADF was to be subsequently integrated in Logista through a share swap, in August 2007 Altadis announced a delay in this step due to the takeover bid launched by Imperial Tobacco Group PLC (hereinafter Imperial Tobacco).

•                  On 18 July, as part of the consolidation of the worldwide cigarette industry, Imperial Tobacco submitted a request to the Spanish National Securities Market Commission (hereinafter CNMV) for authorisation to make a takeover bid for 100% of the share capital of Altadis, at a cash price of €50 per share. On 25 January 2008 the CNMV published the final results of the takeover bid, in which shareholders owning 241,867,605 shares of Altadis (95.81% of share capital) accepted the offer.

Earnings and changes in equity

In 2007 Altadis showed excellent ordinary activities results (see table below) through organic growth (i.e., at constant consolidation perimeter and USD) in its three core business units. Altadis’ cigarettes activity maintained the excellent results logged during the first part of the year, with a strong performance in Spain, Morocco and the Middle East. Although the US-based cigars business line was greatly affected by the difficult market situation in the first quarter and the weak dollar, it began recovering in the second quarter and continued to report robust organic growth during the second half of the year. In the logistics area, the tobacco logistics activity in Spain was the main driver of the good results.

In 2007 the Group’s economic sales amounted to €4,058 million, compared to €3,970 million in 2006. EBITDA rose 5.2% to €1,208 million, while EBITDA as a percentage of economic sales stood at 29.8%, a substantial rise from 28.9% in 2006 (increase of 90 basis points).

Changes in the consolidation perimeter were not significant and boosted economic sales by €4 million, whereas the US dollar having been on average against the euro 9.2% below last year its translation impact on economic sales was negative by €99 million.

The geographical distribution of the Group’s economic sales in 2007 reflects the rise in the Spanish market and a slight decrease in the US, French and other European markets. The Spanish and French domestic markets accounted for 30% and 20%, respectively, of total sales (Spanish sales were up and

French sales were down by one point). Sales in the rest of Europe and in the US were down one point with 20% and 13%, respectively, while other international sales increased two points to 17%, driven mainly by the Middle East and African businesses.

Other income and expense amounted to -€176 million, compared to -€91 million in 2006. This caption reflects the net amount of all non-recurrent items and mainly comprises expenses incurred in relation to Imperial Tobacco’s takeover bid, impairments in the value of investments in Balkan Star and Logista Publicaciones, and gains on the sale of non-core assets, including the stake in Iberia.

Net financial expense amounted to -€125 million, compared to -€116 million in 2006, due to the rise in interest rates during the year.

Associates accounted for using the equity method contributed profits of €9 million in 2007, in line with the previous year.

Income tax expense was -€281 million, compared to -€242 million in 2006. The effective income tax rate rose from 32.6% in 2006 to 38.2%.

Third parties’ share in profits, mainly in Logista, amounted to -€59 million, compared to -€57 million in 2006. No minority interests were recognised in 800 JR Cigars, as the sale option has been recorded as a liability.

Net profit for 2007 stood at €404 million, down from €453 million in 2006. Earnings per share amounted to €1.60 (€1.75 in 2006).

In terms of the main balance sheet indicators, total assets and liabilities fell from €11,200 million at 31 December 2006 to €10,156 million at 31 December 2007 (a drop of 9.3%).

The assets that were most affected by this drop were cash and cash equivalents, due to the use of cash to greatly reduce financial debt, and available-for-sale financial assets, following the sale of the equity holding in Iberia.

In terms of liabilities, financial debt was significantly reduced. As a result, at year-end 2007, net financial debt (defined as current and non-current borrowings plus bonds and other marketable securities issues, less cash and realisable current financial assets) dropped €433 million to €2,236 million (decrease of 16.2%). Operating free cash flow generation (EBITDA + changes in working capital – income tax paid – maintenance CAPEX, which in 2007 amounted to €166 million) totalled €758 million in 2007.

Information by business line

Economic sales and EBITDA by business line in 2007 and 2006 are as follows:

	Economic sales			EBITDA
(Millions of euros)	2007	2006	Change 2007/2006	2007	2006	Change 2007/2006

Cigarettes	1,746.5	1,692.6	+3.2%	621.3	523.9	+18.6%

Cigars	842.3	887.8	-5.1%	261.4	281.0	-7.0%

Logistics	1,258.1	1,190.8	+5.7%	317.0	310.2	+2.2%

Other	211.5	198.9	n.s.	8.2	32.7	n.s.

TOTAL	4,058.4	3,970.1	+2.2%	1,207.9	1,147.8	+5.2%

a.               Cigarettes

In 2007 the Group sold 120,700 million cigarettes (118,600 million in 2006), with economic sales of €1,746 million (€1,693 million in 2006), representing 43% of total Group sales. The 1.8% rise in volume is mainly due to recovery of sales in the Middle East, as well as higher sales in Morocco and other African countries. Growth in the value of sales is due to the joint effect of higher volumes and price rises in Spain and a better product mix in the Moroccan market.

Segments

Sales in the blonde cigarette segment, which represent 76% of cigarette sales, amounted to €1,321 million (€1,264 million in 2006). Sales of blonde cigarettes rose by 9.7%, 2.6%, 13.2%, 19.2% and 5.0% in Spain, France, Morocco, the Middle East and Poland, respectively, as well as in other countries. In Germany, in addition to overall low volumes in the cigarette market, consumer preferences have shifted from the segments where Altadis’ products have a greater presence to the lower-price segments.

With respect to dark tobacco cigarettes, in 2007 the total volume of markets decreased by 7.4% in Spain and by 11.8% in France. Nevertheless, due to the rise in prices and the increased market share in Spain, the decline in Altadis’ total dark tobacco cigarettes sales was only 2.5%, from €282 million in 2006 to €275 million in 2007.

Blonde cigarette markets

Altadis’ blonde cigarette sales in Spain rose 9.7% to €291 million (€265 million 2006). After the rise in the minimum collectible tax on tobacco in November 2006 and the price hike of €0.20 per pack in early 2007, the market stabilised and profitability improved significantly. The blonde cigarettes market rose 0.3% in 2007. Altadis’ market share stood at 25.6% (25.3% in 2006), with an improvement in the mix in the three main brands (Fortuna, Nobel and Ducados Rubio).

In February 2007 a new French tobacco law came into force, placing stricter ban on smoking in the workplace and in public areas. Nevertheless, as bars, casinos, tobacconists, cafeterias, discotheques, hotels and restaurants were granted until January 2008 to fully apply the new law, the transition has been gradual. In addition, at the beginning of August 2007, the price of the majority of brands was increased by €0.30 per pack in the first price rise since January 2004. As expected, this price rice initially led to a 1.5% drop in volume in the total cigarette market in 2007. Nevertheless, the drop in the blonde cigarette market was practically inexistent (down only 0.5%). Altadis’ market share in blonde cigarettes remained stable at 18.0% (18.0% in 2006), but the trend was positive during the year and sales rose from €215 million in 2006 to €221 million in 2007.

In Germany, the total cigarette market dropped by 4.1%, despite the shift to cigarettes by certain consumers of tobacco sticks. As in the case of other leading brands, the price of Gauloises Blondes rose €0.20 per pack in October 2006 in anticipation of the VAT increase in January 2007. Altadis’ market share in blonde cigarettes was 5.5% in 2007 (5.9% in 2006), with sales of €165 million (€184 million in 2006). In addition to the strong consumer shift toward the low-price segment, the decline in market share reflects lower vending machine sales following new regulations requiring electronic age-verification for consumers, as Altadis is particularly strong in the vending machine channel. However, despite the difficult context, Gauloises continues to perform well within the premium segment. In the highly competitive Polish market, Altadis’ market share rose from 7.6% in 2006 to 7.7% in 2007. In the rest of Europe, Altadis’ market share in blonde cigarettes stood at 18.4% in Finland (16.8% in 2006), 8.4% in Luxembourg (8.2% in 2006), 7.1% in Belgium (6.0% in 2006) and 7.0% in Austria (7.9% in 2006).

In Morocco, Altadis remains in a leading position with very positive dynamics. Altadis cigarettes gained share of market and accounted for 85.7% of the blond market (85.2% in 2006), which at the same time increased in volume by 11.9%; Altadis blond sales were up 13.2% to €186 million (€165 million in 2006). Growth in Altadis’ three key brands, Marquise, Fortuna, and Gauloises, was above market average.

In the Middle East, after Altadis’ reorganisation of its logistics flows and inventory stocks in 2006, the Company recovered its momentum and once again reported strong growth in sales from €137 million in 2006 to €163 million in 2007, up 19.3%. In Africa, Gauloises performed spectacularly well, especially in Algeria.

In Russia, price and tax policies are becoming increasingly strict, and Altadis keeps reviewing all its options to adapt to the new environment. Altadis’ international brands grew significantly in sales to point-of-sale.

Brands

Altadis’ most well-known international blonde cigarettes brands, namely Gauloises, Fortuna and Gitanes, which together account for 57% of the value of blonde cigarettes sales (€755 million) and 46% of the volume of these sales (41,900 million units), grew 4.9% in terms of volume during the year and 2.1% in terms of value. Volume growth of Gauloises Blondes was especially strong, at 13.6%, while growth in terms of value was also positive (3.1%), reflecting the considerable rise in volumes, offset by the negative mix resulting from the drop in Germany. Market share of Gauloises continued to improve in Belgium, Morocco, Russia and Switzerland. The Fortuna brand also performed well during the year, with a 2.9% rise in the value of sales and a solid recovery of market share in blonde cigarettes in Spain, from 13.1% in 2006 to 13.4% in 2007, as well as a larger market share in Morocco, France, Belgium and Luxembourg.

Altadis’ leading local brands, namely Marquise in Morocco, Balkan Star in Russia, Nobel and Ducados Rubio in Spain, and News and Royale in France, which together account for 35% of the value of blonde cigarette sales (€464 million) and 42% of the volume of those sales (38,600 million units), grew 10.7% and 2.7% in value and volume, respectively, during the year. This growth was mainly due to overall market trends and certain improvements in market share, especially with respect to Royale (up 14.9% in volume, with wider geographic coverage), Nobel (up 7.8% in volume) and News (6.1% rise in volume).

With EBITDA of €621 million (€524 million in 2006), the EBITDA margin in the cigarettes business stood at 35.6% (31.0% in 2006). This considerable rise was mainly due to a higher margin in Spain and to cost savings.

b.               Cigars

Economic sales in the cigar business totalled €842 million, representing 21% of the Group’s economic sales, and mainly relate to operations in the United States (over 50% of economic sales in this business line), Cuban cigars, and sales in Europe.

Although the Spanish market and the Cuban cigars line performed well, it was not sufficient to offset the drop in US sales in the first quarter and the depreciation of the US dollar.

In the United States, Altadis USA kept its focus on upmarket cigars, i.e. cigars with a natural wrapper, and particularly the brand Dutch Masters on one hand, and premium (hand made) cigars like Montecristo and Romeo y Julieta on the other hand, which led the recovery after the first quarter. Sales of Altadis USA in 2007 slightly increased by 0.8% in dollar terms and converted into sales of €449 million (a 7.7% drop on last year’s €487 million). Although underlying consumption remains solid in volume terms, the unfavourable exchange rate variation and the challenging market trends drove the performance of the period, with a much more aggressive competition and consumers moving towards smaller sized products in both natural and sheet wrapper. Reaction started as early as in the second quarter, when as market leader, Altadis took important measures to address these challenges and the positive results have already been delivered: Altadis USA managed to successfully change the trend and returned to organic growth driven by the Natural & Premium segment. New Altadis products were launched enlarging the range of some of our key brands (Dutch Masters, Backwoods and Phillies) focusing on cigarillo category, new flavours (as for instance, grape, brandy, coffee and vanilla) and product presentation innovation (product in tubes).

Sales of Havana cigars in Altadis accounts (i.e. 50% of all Cuban cigar sales, Altadis consolidating proportionally its 50% interest) increased by 6.2% in dollars (down 2.7% in euros) to €131 million (€135 million in 2006). The strategy for Cuban cigars is well established as a combination of ultimate luxury (with new appealing products belonging to the most reputed brands, last examples being the new line of Cohiba Maduro and the new tube of Montecristo Edmundo, and exclusive and limited productions) and affordable luxury (Mini Cubanos), for a selected number of brands. Sales performed well in mature markets (for example in Spain, Germany, Italy and Portugal) and showed encouraging performance in emerging markets (East Europe, Middle East, Asia-Pacific, Latin America and Morocco).

Altadis’ cigar sales in Europe rose from €152 million in 2006 to €153 million in the current year. The Spanish cigar market recovered from the 2006 drop after new legislation was passed restricting retail distribution. Accordingly, Altadis’ sales in Spain rose 5.2% in 2007, to €88 million (€84 million in 2006). Sales in France declined from €55 million in 2006 to €51 million in 2007.

With EBITDA of €262 million (€281 million in 2006), the EBITDA margin in the cigars business was 31.0% (31.7% in 2006).

c.               Logistics

Economic sales in the logistics business, which represent 31% of the Altadis Group’s total economic sales, grew 5.7% to €1,258 million (€1,191 million in 2006).

Tobacco distribution accounts for 47% of the total logistics business. Results in this area reflect both trends in cigarette market volume, especially in Spain (-0.6%), France (-1.5%), Italy (-1.1%) and Morocco (+4.5%), and, indirectly through inventories, the changes in retail prices.  Sales totalled €598 million, up 5.0% from €570 million in 2006.

General (non-tobacco) logistics reported economic sales of €673 million (€637 million in 2006), up 5.7% on the previous year. Growth came mainly from transport services in Spain and Portugal (+13.6%), pharmaceutical logistics (economic sales of €21 million and growth of 21.4%), and the delivery of tobacco-related products and books.

In Morocco, general logistics continued to grow at a strong pace and in 2007 accounted for 13% of Altadis’ total logistics economic sales in that country. Altadis Maroc distributed 49.5 million telephone cards (+36.0%) and is broadening its product range, mainly to electronic payment services.

With EBITDA of €317 million (€310 million in 2006), the EBITDA margin in the logistics business was 25.2% in 2007 (26.0% in 2006).

d.               Other

This caption includes corporate centre costs and the elimination of sales between business units that at 31 December 2007 had not yet resulted in a subsequent sale to third parties, as well as Aldeasa, the main consolidated company (50% proportionate consolidation), whose concessions in fourteen Spanish airports were extended until 2009. Aldeasa has contributed economic sales of €211 million and EBITDA of €38 million (€184 million and €35 million, respectively, in 2006).

INCOME STATEMENTS FOR THE LAST FIVE YEARS

(Millions of euros)	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)	Change 2007/2006

Revenue	12,548	12,503	12,708	9,546	9,473	+0.4%
Economic sales (2)	4,058	3,970	4,112	3,557	3,385	+2.2%
EBITDA	1,208	1,148	1,232	1,104	1,078	+5.2%
Ordinary activities results	1,036	949	1,037	936	—	+9.1%
Other income and expenses	(176)	(91)	16	0	—	+94.5%
Operating result	860	858	1,053	936	915	+0.2%
Net financial expense	(125)	(116)	(88)	(92)	(83)	+7.8%
Amortisation of goodwill	—	—	—	—	(118)	—
Associates	9	9	1	34	16	+2.6%
Extraordinary losses	—	—	—	—	(251)	—
Profit before taxes	744	752	966	878	479	-1.0%
Income tax	(281)	(242)	(337)	(282)	(142)	+15.8%
Minority interests	(59)	(57)	(53)	(57)	(44)	+4.4%
Net income attributable to equity holders of the Parent Company	404	453	577	539	293	-10.7%
Earnings per share (euro cents)	160	175	212	190	101	-8.3%
Average number of shares (million) (3)	252.6	259.2	272.3	283.9	290.9	—2.6%

(1)          Figures prepared in accordance with International Financial Reporting Standards (IFRS) for 2007, 2006, 2005 and 2004 (except IAS 32 and IAS 39 in 2004), and with generally accepted accounting principles and standards in Spain for 2003.

(2)          “Economic sales” is the most appropriate indicator used by the Group to provide a proportional valuation of the business volume of all its activities. Economic sales are defined as the revenues, net of taxes and commissions to sales outlets, from the sale of Group-manufactured products – mainly proprietary tobacco brands - plus the distribution margin on all the products distributed by the Group, the revenues from logistics services other than product distribution, and prompt payment discounts.  The economic sales figure does not coincide with sales recorded under net sales in the Group’s income statement, mainly because the latter includes the total value of the products distributed but not manufactured by the Group, net of taxes and commissions to sales outlets, and not only its distribution margin.

(3)          The average number of shares is the daily average number of shares outstanding, less any treasury shares held by the Parent Company.

1.2.  Shareholders’ remuneration

In the eight years since the Altadis Group was formed as a result of a business association between Tabacalera, S.A. and SEITA at the end of 1999, the Group has distributed a total of €3,446 million to its shareholders through dividends payments, general shareholders’ meetings attendance premium and share buy-backs.

The following chart shows the return received by Altadis shareholders from 1 January 2003 to 31 December 2007 and compares this with the performance of the Ibex-35.

Total Shareholder’s Return (TSR)

Source: Reuters and Madrid Stock Exchange.

These results and value creation are reflected in market indicators. The Company’s market capitalisation has grown from €4,560 million to €12,549 million in the last eight years, while the share price has risen from €14.20 at 31 December 1999 to €49.71 at 31 December 2007.

1.3.         Share performance

2007: Altadis share performance compared with the Ibex-35, CAC-40 and Euro Stoxx-50

In 2007 Altadis shares were listed on the continuous market (electronic trading systems) of the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia) and on the Paris stock exchange. At year end 2007 the market price of Altadis’ share was €49.71 and €49.70 on the Madrid and Paris stock exchanges, respectively. This is an increase of approximately 25.37% from the share price at year end 2006 on Spanish stock exchanges. The Madrid (Ibex-35), Paris (CAC-40) and Euro Stoxx-50 indices rose by 7.32%, 1.31% and 6.79%, respectively.

Base 1 January 2007 = 100

The liquidity of Altadis shares remained high in 2007: a total of 1,053,751,185 shares were traded (as compared with 833,005,717 shares in 2006), which represents an annual turnover of 4.17 times on the 252,436,856 shares outstanding at the end of 2007. In addition, cash traded in Altadis shares on the Spanish markets’ electronic trading systems amounted to €49,391 million in 2007, 59.23% more than the €31,018 million traded in 2006, making Altadis shares one of the top securities on the Ibex-35 in terms of cash traded.

Last five years: Altadis share price performance compared with the Ibex-35, CAC-40 and Euro Stoxx-50

(Figures in euros for Altadis and in points for the Ibex-35, CAC-40 and Euro Stoxx-50 indexes)

	Market price 31/12/02	Market price 31/12/07	Total (5 years)	CAGR (5 years)

Altadis (Madrid)	21.74	49.71	+ 128.7%	+ 17.99%
Ibex-35 (Madrid)	6,036.9	15,182.3	+ 151.5%	+ 20.57%
CAC-40 (Paris)	3,063.91	5,614.08	+ 83.2%	+ 12.88%
Euro Stoxx -50	2,386.41	4,399.72	+ 84.4%	+ 13.02%

In the last five years, the value of Altadis’ shares has increased 128.7%, with a compounded annual growth rate of 17.99%, while the Ibex-35 grew yearly 20.57% and the CAC-40 and Euro Stoxx-50 rose yearly 12.88% and 13.02%, respectively.

Base 1 January 2003 = 100

Monthly trading price of Altadis shares on the Madrid and Paris Stock Exchanges

(prices and volumes)

	Last (€)		High (€)		Low (€)		Average (€)		Volume (shares)
2007	Madrid	Paris	Madrid	Paris	Madrid	Paris	Madrid	Paris	Madrid	Paris
January	41.19	41.11	41.90	41.80	38.90	38.93	40.48	40.51	59,827,729	308,041
February	38.34	38.51	41.84	41.70	38.01	38.02	39.73	39.88	52,963,239	211,056
March	48.07	48.04	48.50	48.50	36.91	37.10	44.18	42.85	196,587,901	1,212,133
April	48.25	48.36	49.00	48.95	46.91	46.96	48.16	48.17	85,413,033	693,870
May	50.20	50.23	51.10	50.90	48.14	48.15	50.25	50.16	84,923,806	713,907
June	49.20	49.03	50.50	50.42	48.02	46.81	49.60	49.51	110,406,781	360,060
July	48.13	48.13	49.40	49.51	47.43	47.28	48.44	48.30	174,130,974	384,485
August	48.75	48.75	48.75	48.75	47.95	47.70	48.44	48.49	91,584,834	183,218
September	49.34	49.30	49.43	49.39	48.69	45.90	48.97	48.95	47,110,500	211,923
October	49.28	49.27	49.41	49.38	49.09	48.75	49.28	49.26	43,116,515	160,758
November	49.62	49.63	49.68	49.66	49.15	47.06	49.40	49.38	57,470,692	286,680
December	49.71	49.70	49.77	49.75	49.57	49.21	49.66	49.64	45,261,426	227,624

(1) Total cash traded in shares. Source: Bloomberg and Madrid Stock Exchange.

Altadis share price performance on the Madrid and Paris Stock Exchanges over the last five years

(prices in euros and volumes in shares)

Year	Latest	High	Low	Average	Volume (1)
Madrid:
2003	22.50	24.65	20.18	21.98	790,898,060
2004	33.70	33.70	22.24	26.27	799,274,130
2005	38.32	38.50	31.19	34.52	743,349,036
2006	39.65	40.85	33.40	37.43	828,157,348
2007	49.71	51.10	36.91	47.16	1,048,797,430

Paris
2003	22.20	24.64	20.17	21.96	7,160,038
2004	33.57	33.78	22.14	26.32	5,570,394
2005	38.39	38.50	33.52	35.84	2,398,917
2006	39.75	40.61	34.15	37.36	4,848,369
2007	49.70	50.90	37.10	47.10	4,953,755

(1) Total cash traded in shares. Source: Bloomberg and Madrid Stock Exchange.

2.              SUBSEQUENT EVENTS

Takeover bid on Altadis, S.A. shares

On 18 July 2007 Imperial Tobacco Overseas Holdings (3) Limited (hereinafter ITOH) submitted a takeover bid with the CNMV for 100% of the share capital of Altadis, S.A., offering €50 for each Altadis share. The takeover bid was subject to the following conditions:

•                  the acquisition of shares representing at least 80% of the share capital of Altadis

•                  that within the term for accepting or rejecting the takeover bid, the shareholders of Altadis resolve to modify article 24 of the company by-laws in order to eliminate the voting limitation for each shareholder at the general meeting

•                  -approval of the takeover bid by the shareholders of Imperial Tobacco Group PLC

On 25 January 2008, the CNMV reported that the takeover bid was successful, as shareholders representing 95.81% of the share capital of Altadis (241,867,605 shares) accepted the bid. Consequently, the conditions established in article 60 quarter of the Spanish Stock Market Law and in article 47 of Royal Decree 1066/2007 of 27 July were met, allowing ITOH to require the remaining shareholders of Altadis to sell their shares (squeeze-out), and the remaining shareholders of Altadis to require ITOH to buy their shares (sell-out). On 22 February 2008 the governing bodies of the Madrid and Barcelona Stock Exchanges announced the delisting of trading of the 252,436,856 Altadis, S.A. shares of €0.10 par value, as of 25 February 2008.

Changes in the structure of the Board of Directors

At the meeting held on 6 February 2008, the Board of Directors accepted the resignation of Mr. César Alierta Izuel, Mr. Patrick Louis Ricard, Mr. Jean-Pierre Marchand, Mr. Wulf Von Schimmelmann, Mr. Antonio Vázquez Romero, Mr. Charles-Henri Filippi, Mr. Amado Franco Lahoz, Mr. Javier Gómez-Navarro Navarrete and Mr. Gonzalo Hinojosa Fernández de Angulo, which left nine vacancies on the board. Bearing in mind the success of the takeover bid put forth by Imperial Tobacco Overseas Holdings (3) Limited, at the 6 February 2008 meeting, eight of the nine vacancies were filled with individuals proposed by the new shareholder. These nominee directors are: Mr. Robert Dyrbus, Mr. Graham Leonard Blashill, Mrs. Alison Jane Cooper, Mr. Colin Scott Matthews, Mr. Matthew Robert Phillips, Mrs. Kathryn Ann Turner, Mr. Sipko Huismans and Mr. Gary Lee Aldridge. Of these new directors, Mr. Dyrbus, Mr. Blashill and Mrs. Cooper serve on the board of directors of Imperial Tobacco. At the aforementioned board of directors’ meeting, Mr. Robert Dyrbus was named CEO of the Company, substituting Mr. Antonio Vázquez Romero, who resigned from his executive duties.

Financing from the Imperial Tobacco Group

On 30 January 2008 Imperial Tobacco Enterprise Finance Limited (an Imperial Tobacco Group company) extended a €2,000 million credit facility to Altadis Cigars Investments, S.A. (an Altadis Group company). This credit facility bears interest at market rates and is repayable upon mutual agreement of the parties.

Takeover bid on Logista shares

On 25 February 2008, Altadis, S.A. submitted a significant event report to the CNMV informing that the board of directors had resolved to issue a takeover bid on the entire share capital of Logista, namely 44,250,000 ordinary shares with a par value of €0.60 each, with the exception of the 26,381,766 shares already held by Altadis (interest of approximately 59.62%). Altadis, S.A. has offered €52.50 for each share of Logista.

On 7 March 2008, the takeover bid was accepted for consideration by the CNMV.

Change of control clause in Aldeasa and disposal of the investment

Certain agreements between the Altadis Group and the other shareholder of the Aldeasa subgroup establish that in the event of a change in control such as the aforementioned situation, the second shareholder may obtain a call option on the remaining 50% of the Aldeasa subgroup. Following the acquisition of Altadis, S.A., Imperial Tobacco Group PLC announced on March 10, 2008 the agreement to dispose its 49.95% shareholding in Aldeasa, S.A. to Autogrill España, S.A. This stake is to be sold for a total cash consideration of €275 million, being conditioned on approval from the European Commission, which is expected to be completed by May 2008.

3.              OUTLOOK FOR THE GROUP IN 2008

After the unprecedented challenges faced by Altadis in 2006, in 2007 the Company was able to resume strong organic growth. In 2008, management will focus on expansion by improving the value of its brands and continuing to sell non-core assets.

4.              MAIN RISKS AND UNCERTAINTIES

The Altadis Group’s business is exposed to different types of risk and uncertainties, which can be divided into the following categories:

a.               Risks related to the tobacco industry

Taxes, regulations and restrictions

The tobacco industry is subject to specific and significant taxes, regulations and restrictions in respect of the development, sale, distribution, marketing and advertising of cigarettes and cigars. In several countries, pressure on the tobacco industry has already, and may in the future, result in a tightening of tobacco regulations.

Declining demand for tobacco products

Advertising, sale and use of tobacco products in Europe and in other countries are regulated by governments and public health authorities. These regulations include significant restrictions on the marketing, advertising, design and use of cigarettes, which in many cases have been coupled with agreements entered into voluntarily by tobacco companies. These restrictions and agreements could result in a decline in cigarette sales in those markets in which the Group operates.

Tobacco lawsuits

The Group manufactures cigarettes for sale in Europe, Morocco and other countries, but not in the US. The Group also manufactures and sells cigars in most countries, including the US.

Decisions are pending in certain lawsuits against Group companies in respect of the effects of smoking. To date, no lawsuit of this kind filed against Group companies has been successful.

b.               Risks related to the Altadis Group

Competition

In the event the highly competitive market in which the Group sells and distributes cigarettes and cigars should become even more competitive, price pressure could increase and profit margins could be reduced. As the Group’s ability to compete with other sector companies could also be restricted by the regulatory environment in which it operates, including restrictions on advertising, and this could hinder its efforts to strengthen its cigarette and cigar brand portfolios.

Political risks

The Group operates in several markets, including emerging markets. The emerging markets, which are currently of great importance for the Group’s business, are politically stable with burgeoning economies underpinned by business-friendly policies. Although the Group implements policies aimed at reducing these risks, there is no guarantee that these levels of political stability, economic growth and business-friendly policies will persist in the future.

Surplus production capacity

Some of the markets where the Group operates are in decline, such as the cigarette market in Europe. The decline of these markets has in the past, and may in the future, result in idle production capacity at the Group.

Financial risks

At 31 December 2007 the Corporate Finance Department manages the Group’s financial risks. This department has established mechanisms to control the Group’s exposure to interest rates, exchange rates, credit and liquidity risks through hedging operations when so required, in accordance with its financial structure and position and macroeconomic factors. The main financial risks and the corresponding Group policies are set out below:

•      Credit risk: The Group’s main financial assets are cash and cash equivalents and trade and other receivables. The latter concentrates the risks of insolvency and default. In general, cash and cash equivalents are held in entities with a strong credit rating and most trade and other receivables are secured through guarantees, credit insurance and operations with banks. The Group also sets credit limits to control these risks.

Accounts receivable from third parties mainly relate to balances due for sales to customers of own and third-party tobacco products. Third-party credit risk is not highly concentrated due both to the diversification of the Group’s financial investments and to the distribution of its trade risk over a large number of customers with short collection periods and historically low default rates.

The Group estimates that exposure to credit risk on financial assets and liabilities is not significant at 31 December 2007.

•      Interest rate risk: The Group’s cash and cash equivalents and financial debt are exposed to interest rates risks which could have an adverse effect on its profits and cash flow. In order to reduce this risk, the Group has established policies and taken out financial instruments to ensure that between 50% and 70% of net financial debt bears a fixed interest rate.

In accordance with disclosure requirements set out in IFRS 7, the Group has performed a sensitivity analysis regarding possible changes in interest rates in the markets in which it operates. Based on this analysis, it estimates that a rise of 50 basis points in interest rates would lead to an increase of €4.97 million in the Group’s financial expenses.

•      Foreign exchange risk: The Group is exposed to fluctuations in exchange rates which may affect its sales, profits, shareholders’ equity and cash flows deriving from the following:

•                  Investments in foreign operations (mainly in Morocco, Russia, Cuba and the US)

•                  Purchases and sales in foreign currencies, mainly with respect to raw materials and exports of cigarettes sold in US dollars

•                  Transactions carried out by Group companies operating in countries whose currency is not the euro (mainly Morocco, Russia, Cuba and the US)

In order to reduce these risks, the Group has established policies and taken out certain derivative instruments. In particular, it endeavours to match its financial debt with the cash flows in various currencies. In addition, financial instruments are used to reduce exchange rate differences on transactions in foreign currencies.

The Group has performed a sensitivity analysis regarding possible fluctuations in the exchange rates in the markets and the main foreign currencies in which it operates (other than the functional currencies), namely with respect to the Dollar, Rouble and Dirham. Based on this analysis, which only takes into account foreign currency financial assets and liabilities, the Group estimates that a 5% decline in these exchange rates would have the following impact on equity:

5% decline	Impact on equity (millions of euros)

US Dollar	(3.9)
Rouble	(1.3)
Dirham	8.8

•      Liquidity risk: The Group has to make payments arising from its activities, including significant amounts for excise duties and VAT, which, in general, are collected in advance.

In order to guarantee liquidity and meet all payment commitments arising from its activities, on top of its own cash the Group has available the necessary financing and credit facilities. As a result of the change in control following the acquisition by Imperial Tobacco, in 2008 the Group restructured part of its debt. It repaid the syndicated loan with a limit of €1,200 million, on which it had not drawn down any amounts at 31 December 2007. Subsequently, a new credit facility for €2,000 million was obtained from the new shareholder.

Raw materials

The Group’s ability to manufacture cigarettes and cigars for subsequent sale and the financial results of this activity depend on its ability to obtain raw materials - tobacco leaves and other non-tobacco materials - at a certain price and of a certain quality. Although the Group has implemented appropriate policies to limit its dependence on suppliers, significant or sudden changes in the supply, quality or price of these materials could have an adverse effect.

Integration of acquisitions

The Group has grown significantly in recent years through both organic growth and acquisitions. Although to date it has successfully integrated the subsidiaries acquired, there is no guarantee that this same level of success will be achieved in future acquisitions.

Although the Group aims to minimise its risk exposure in this respect, eventual future acquisitions might involve taking on existing liabilities and exposure to unknown liabilities at the acquired companies.

5.              WORKFORCE

59% the Company’s workforce is located in Europe. Within Europe, Spain and France have gradually been losing importance, from 63% of the total workforce in 2001 to 48% in 2007. This variation is due to the restructuring of the Group, significant strategic acquisitions in other countries and the divestment of non-strategic subsidiaries. The US and the Caribbean account for 33% of the workforce, mainly in the cigar business. The Group also has significant fixed structure in Morocco, with 6% of its workforce, Russia with 4%, Poland with 3%, and Portugal and the Philippines, each with 2%.

The geographical breakdown of the workforce at 31 December 2007 is as follows:

The workforce of the Altadis Group stood at 27,083 employees at 31 December 2007.

The following chart shows workforce variation in the last five years (figures at December 31):

The Altadis Group aims to reconcile its long-term outlook with the different legislations to create a uniform, Group-wide human resources management policy allowing it to consolidate its integration policy and create a genuinely international Group capable of adapting to change. Training, dynamic career management, performance assessment, executive compensation policy, and social support measures in the event of restructuring are all initiatives aimed at creating a set of shared principles and policies.

Altadis is not only a multi-cultural group but also a company with a high-calibre workforce that fosters a culture of goal achievement and individual excellence, creativity, responsibility and decision-making, thereby shaping the Company’s current success and its long-term future, within the enlarged Imperial Tobacco Group.

6.              RESEARCH AND DEVELOPMENT AND THE ENVIRONMENT

Details of the main policies and initiatives in relation to research, development and the environment implemented by the Company and its subsidiaries are as follows:

In 2007 the Altadis Group’s Research teams continued to work on several programmes aimed at developing new products and improving existing ones with a view to anticipating national and local legislative changes and responding satisfactorily to consumer expectations.

All the advances made through research (in both techniques and new knowledge) form the basis of the work performed by the Development teams. The main development initiatives in 2007 were as follows:

•                  Steady improvement in the quality of existing industrial processes (materials, processes and finished goods) and the development of new technologies

•                  Development and fine-tuning of new products for the various markets in which the Group operates, in order to meet consumer expectations and adapt to structural market change

•                  Adaptation of products to new legislation

•                  Increased flexibility of the production platform, greater efficiency, cost control and cutting

The Altadis Group’s environmental strategy is mainly based on its firm commitment to the international ISO 14001 certification standard implemented in 2002. In Spain, all processing plants (Palazuelo, CIT Cádiz), cigarette factories (Alicante, Logroño) and cigar factories (Cantabria) hold ISO 14001 certification since 2004-2005. The international firm Bureau Veritas performs external audits confirming the processes and the results in the different Group installations.

The environmental objectives for 2008 are to maintain this certification and to continue improving the environmental policies of factories, especially with respect to energy and water use, waste management and environmental integration of suppliers (including environmental specifications in contracts with factory suppliers).

Altadis applies the Kyoto protocol in its factory in Cádiz, Spain, where CO2 rights assigned for the first period (2005-2007) were sufficient to offset CO2 rights of the CIT Cádiz plant, and therefore it was not necessary to purchase further emission rights.

In 2007 the factory requested and was granted emission rights for the new period (2008-1012), although the number of yearly rights fell from 14,987 tons in the previous period to 14,094 tons CO2/year.

The Altadis Group places top priority on environmental awareness and has therefore created an environmental management system to efficiently handle environmental impacts. In 2007 the Altadis Group’s quality policy was reviewed and, accordingly, the policy of each factory to bring it into in line with this general policy.

The Altadis Group has decided to continue its long-term commitment to this environmental management system, based on the following principles:

•                  Compliance with applicable environmental legislation and regulations

•                  Identification and management of the environmental impact of the Group’s activities

•                  Analysis and prevention of pollution and environmental risks through control plans and use of appropriate resources

•                  Control of environmental impact through action plans and minimisation of the impact to the extent possible, especially in terms of:

•                  efficient use of energy, water and raw materials

•                  improved waste management, encouraging a “reuse, reduce, recycle” approach

•                  limitation of gas emissions

•                  Compliance of suppliers, especially contracted suppliers, with Altadis’ environmental requirements, and collaboration with suppliers to identify areas for improvement in environmental matters, with utmost transparency

•                  Collaboration, wherever possible, with authorities, environmental organisations, suppliers and other interested parties to implement environmental protection actions

•                  Increased awareness and training of employees on best environmental practices in their daily work tasks

•                  On-going improvement of Altadis’ environmental policies through regular review of objectives

7.              TREASURY SHARES

Pursuant to the resolution adopted by shareholders of Altadis, S.A. at the general meeting held on 28 June 2007, 3,684,570 treasury shares (representing 1.4% of the Company’s share capital) were redeemed, decreasing total share capital from 256,121,426 to 252,436,856 at 31 December 2007. At the aforementioned meeting, the shareholders once again authorised the board of directors of the Parent Company to acquire up to another 5% of share capital in Altadis, S.A., as permitted by article 75 of the revised Spanish Companies Act.

At 1 January 2007 the Altadis Group held 2,700,000 own shares representing 1.05% of total share capital and with a total nominal value of €270,000. The average cost of acquisition was €38.55 per share, representing a total cost of €104,100 thousand.

In 2007 the Group purchased 984,570 treasury shares (representing 0.38% of Altadis, S.A. share capital and with a total nominal value of €98.457) for an average price of €38.13 per share.

As a result of these operations, at 31 December 2007 Altadis, S.A. held no treasury shares, as the calculation of treasury shares does not take into account rights derived from the equity swap with financial entities to hedge the free share plan for Group employees.